Exhibit 99.2
Sterlite Industries (India) Limited Registered Office: SIPCOT Industrial Complex, Madurai Byepass Road, T. V. Puram PO, Tuticorin — 628 002, Tamil Nadu, India Proxy Form
I/We___ of___ being a member/members of the above named Company, hereby appoint ___ ___of ___ or failing him/her ___ of ___ as my/our proxy to attend and vote for me/us on my/our behalf at the 34th Annual General Meeting of the Company to be held on Saturday, September 19, 2009, at 2.00 p.m. at Tamira Club, Tamira Niketan, SIPCOT Industrial Complex, Madurai Byepass Road, T. V. Puram P.O., Tuticorin — 628 002, Tamil Nadu, India. Signed ___Members Folio/Client & DP — ID No. ___ Date ___No. of Shares___ ___ Notes: 1. The instrument of Proxy form shall be deposited at the Registered Office of the Company, not less than 48 hours before the time fixed for holding the Meeting. 2. The form should be signed across the stamp as per specimen signature registered with the Company. 3. A proxy need not to be member. Affix Re. 1 Revenue Stamp Sterlite Industries (India) Limited Registered Office: SIPCOT Industrial Complex, Madurai Byepass Road, T V Puram PO, Tuticorin — 628 002, Tamil Nadu, India ATTENDANCE SLIP Members Folio/Client & DP — ID No. ___ No. of Shares___ ___ I hereby record my presence at the 34th Annual General Meeting held on Saturday, September 19, 2009, at 2.00 p.m. at Tamira Club, Tamira Niketan, SIPCOT Industrial Complex, Madurai Byepass Road, T. V. Puram P.O., Tuticorin — 628 002, Tamil Nadu, India. (Name of Member/Proxy ___Signature of Member/Proxy___ Notes: 1. Member/Proxy holder must bring the admission slip to the Meeting and hand-over at the entrance duly signed.